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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7) *

                            NEXELL THERAPEUTICS INC.
                 (Formerly Known as VIMRx Pharmaceuticals Inc.)
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                                (Name of Issuer)

                    COMMON SHARES, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    65332H104
                       (Previous CUSIP Number: 927186106)
             -------------------------------------------------------
                                 (CUSIP Number)

                                 Jan Stern Reed
                            BAXTER INTERNATIONAL INC.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                  847.948.2212

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format should include a signed original and five
      (5) copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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  1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons (entities only)

       BAXTER INTERNATIONAL INC.
       I.R.S. Identification Number: 36-0781620

       BAXTER HEALTHCARE CORPORATION
       I.R.S. Identification Number: 36-2604143

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  2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)  [_]
  (b)  [_]

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions)
       WC

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  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e) [_]

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  6)   Citizenship or Place of Organization
       DELAWARE

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                     (7)  Sole Voting Power
                          -0-

                     -----------------------------------------------------------
Number of Shares
Beneficially Owned   (8)  Shared Voting Power
by Each Reporting         3,500,000
Person With
                     -----------------------------------------------------------

                     (9)  Sole Dispositive Power
                          -0-

                     -----------------------------------------------------------

                     (10) Shared Dispositive Power
                          3,500,000

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  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
       12,409,546 (Includes the right to acquire 1,300,000 shares of Common Stock pursuant to the Warrant (as defined herein) and the right to acquire 7,609,546 shares of Common Stock pursuant to the shares of Series A Preferred Stock described herein)

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  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions) [_]

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  (13) Percent of Class Represented by Amount in Row (11)
       59.3% (Assumes the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, neither of which have occurred)

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  (14) Type of Reporting Person (See Instructions)
       CO

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                                Page 2 of 9 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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This Amendment No. 7 amends and restates the Schedule 13D relating to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 3,500,000 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Nexell Therapeutics Inc. (formerly known as VIMRx Pharmaceuticals Inc.) (the "Company"); a Warrant to purchase 1,300,000 shares of Common Stock; and 83,705 shares of Series A Preferred Stock presently convertible into 7,609,546 shares of Common Stock.

ITEM 1.       SECURITY AND ISSUER.
This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                                    9 Parker
                          Irvine, California 92618-1605

ITEM 2.       IDENTITY AND BACKGROUND.
This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser (the "Parent"). The principal executive offices of Purchaser and Parent are:

                               One Baxter Parkway
                            Deerfield, Illinois 60015
                             Telephone: 847.948.2000

Purchaser and Parent, through its subsidiaries, are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

Neither Parent nor Purchaser, nor, to the best of the knowledge of Parent and Purchaser, any director or executive officer of Parent or Purchaser, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
As described in Item 4 below, in consideration of the Purchaser's tender of common stock, warrants and debentures of Issuer's subsidiary to the Issuer, Purchaser received from Issuer 750,000 shares of Common Stock, a warrant to purchase 1,300,000 shares of Common Stock, and certain debentures of the Issuer.

                                Page 3 of 9 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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ITEM 4.    PURPOSE OF TRANSACTION.
Prior to June 30, 1999, the Company owned 80.5% of Nexell of California, Inc. (formerly known as Nexell Therapeutics Inc.) ("Sub"), the Company's principal business unit, which it acquired through the acquisition of certain assets from Purchaser in December 1997 in exchange for (1) 2,500,000 shares of Common Stock,
(2) 66,304 shares of Series A Convertible Preferred Stock of the Company with a liquidation value of $1,000 per share ("Series A Preferred Stock"), (3) 19.5 % of Sub's outstanding common stock, (4) a warrant to purchase an additional 6% of Sub's common stock for $6,000,000, and (5) the right of Purchaser to receive payments from Sub upon the occurrence of certain milestone events, which could aggregate $21,000,000 if all the milestones were achieved. In addition, for $30,000,000 paid to Sub, Purchaser received $30,000,000 principal amount of Sub's 6 1/2% convertible subordinated debentures convertible into Sub's common stock upon a public offering of common stock by Sub.

The acquisition by the Company of Purchaser's interests in Sub, other than its right to milestone payments, was effected through an exchange of Purchaser's interests in Sub for an equivalent value of interests directly in the Company (the "Acquisition"). The Company and Purchaser agreed to exchange Purchaser's interests in Sub (common stock, warrant and convertible subordinated debentures, but excluding its right to milestone payments ) for:

..    750,000 shares of Common Stock;

..    an adjustment of the conversion price of the shares of Series A Preferred
     Stock owned by Purchaser to $11.00 per share;

..    a warrant to purchase 1,300,000 shares of Common Stock at a price of $4.60 per share (the "Warrant"); and

..    $32,884,537.50 principal amount of 6 1/2% Convertible Subordinated
     Debentures convertible, commencing November 30, 2002, into Common Stock at a conversion price equal to 95% of the average of the closing prices of the Common Stock on the Nasdaq National Market for the 30 consecutive trading days preceding the date of conversion.

On May 28, 1999, December 17, 1999, December 17, 2000 and December 17, 2001, pursuant to the terms of the Series A Preferred Stock owned by Purchaser, the Company, respectively, issued 3,978, 4,216, 4,469 and 4,738 additional shares of Series A Preferred Stock to Purchaser as a result of dividends payable in kind.

Other than as described herein in Items 4 and 6, neither Purchaser nor Parent presently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - 4(j) of Schedule 13D, although each reserves the right to develop such plans.

                                Page 4 of 9 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Except as set forth herein, neither Purchaser, Parent, nor, to the best of the knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

         (a) Purchaser and Parent beneficially own an aggregate of 3,500,000 shares of Common Stock, which constitute approximately 16.75% of the total number of presently outstanding shares of Common Stock. Purchaser and Parent also each beneficially own the right to acquire up to 1,300,000 more shares of Common Stock pursuant to the Warrant. In addition, Purchaser and Parent each beneficially own 83,705 shares of Series A Preferred Stock, presently convertible into shares of Common Stock. Assuming the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, Purchaser and Parent would each beneficially own 12,409,546 shares of Common Stock, which would constitute approximately 59.3% of the outstanding shares of Common Stock.

         (b) Purchaser and Parent share the power to vote and dispose of the Shares, subject to the Voting Agreement described under Item 6 below.

         (c)    Not applicable.

         (d)    Not applicable.

         (e)    Not applicable.

ITEM 6.   CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.
In addition to the agreement documenting the Acquisition described in Item 4 above, Purchaser has entered into the following contracts or arrangements with the Company and others with respect to the Company's securities:

The Series A Preferred Stock

Purchaser holds 83,705 shares of Series A Preferred Stock, which are presently convertible at the option of the Purchaser. The shares will automatically convert into Common Stock on December 17, 2004 or upon other specified events, if not otherwise already converted. The conversion price at which shares of Common Stock will be deliverable upon conversion without the payment of additional consideration by Purchaser is $11.00 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, and reclassification, exchange or substitution. There is a 6% dividend payable annually in kind on the shares of Series A Preferred Stock. Accordingly, if Purchaser does not convert any shares prior to December 17, 2004, on such date it would own 99,693 shares of Series A Preferred Stock as a result of the additional shares of Series A Preferred Stock issued in payment of the 6% annual dividend; such 99,693 shares would automatically convert into 9,063,000 shares of Common Stock on such date.

                                Page 5 of 9 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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The Warrant

The Warrant entitles Purchaser to purchase up to 1,300,000 shares of Common Stock at any time prior to May 27, 2006 at 5:00 p.m. at a purchase price of $4.60 per share, subject to adjustment from time to time in the event of cash dividends, stock dividends, stock subdivisions, stock splits, stock combinations or reverse stock splits. Pursuant to the Process Agreement described below, Purchaser has agreed not to exercise the Warrant unless the Plan of Complete Liquidation and Dissolution of the Company is not carried out as contemplated by the Process Agreement.

Registration Rights Agreement

Purchaser and the Company are parties to a Registration Rights Agreement whereby the Company has granted certain demand and piggyback rights to Purchaser.

Voting Agreement

Purchaser is a party to a Voting Agreement with certain other stockholders of the Company pursuant to which all parties agree to vote all of their Common Stock of the Company in favor of one Purchaser-nominated director. In addition, Purchaser agrees to vote all of its Common Stock of the Company in favor of the nominees for director recommended by the Company's nominating committee.

Relationship Restructuring

On November 24, 1999, Purchaser and the Company entered into a Put Agreement whereby Purchaser agreed to issue Put Rights in connection with the private placement by the Company of $63,000,000 aggregate principal amount of Series B Preferred Stock, warrants to purchase common stock of Company, and Put Rights. Each Put Right entitles the holder to cause Purchaser to purchase the shares of Series B Preferred Stock during a specified time frame at a price equal to the original purchase price of the Series B Preferred Stock plus a specified rate of return. The Put Right is exercisable by holders at any time between November 24, 2002 and November 24, 2004, unless earlier terminated as provided in the Put Certificate. In addition, Purchaser and the Company entered into a Side Letter whereby the conversion price of the Series B Preferred Stock is to be adjusted downward per the terms of the Side Letter in the event of a put to Purchaser of the Series B Preferred Stock by the holders.

Process Agreement

On October 16, 2002 Purchaser and Parent entered into a Process Agreement with the Company pursuant to which the Company's Board of Directors approved a Plan of Complete Liquidation and Dissolution and Purchaser and Parent agreed that, notwithstanding the liquidation preference of the holders of Series A Preferred Stock and Series B Preferred Stock in the aggregate amount of approximately $151 million, the holders of the Company's common stock (other than Purchaser, Parent and their affiliates) would be entitled to receive a cash distribution in an amount of $0.05 per share (but not to exceed an aggregate amount of $872,026 to all holders of our common stock). Purchaser and Parent also agreed to acquire all of the Company's Series B Preferred Stock,

                                Page 6 of 9 Pages
together with associated warrants, from eight institutional investors. The Series B Preferred Stock is subject to certain put rights described below granted by Baxter International Inc. on November 24, 1999, pursuant to which Baxter International Inc. is obligated to purchase such shares, at the option of the holders of such shares. Purchaser and Parent also agreed to cause the exercise of the put rights in full no later than immediately prior to the record date for stockholder consent to the Company's Plan of Complete Liquidation and Dissolution. In consideration of the benefits afforded to the Company and the holders of its common stock (other than Purchaser, Parent and their affiliates) the Company agreed to the acceleration of the exercisability of the put rights, and, that pursuant to the terms of a Side Letter Agreement dated November 24, 1999, among Baxter International Inc., the Company and certain other parties, the conversion price of the Series B Preferred Stock in the hands of Purchaser, Parent and their affiliates following the exercise of the put rights would be adjusted to a price of $0.09 per share. Purchaser and Parent agreed to cause the conversion into common stock of the number of shares of the Series B Preferred Stock required for Purchaser, Parent and their affiliates to hold a majority of the outstanding shares of the Company's common stock, and further agreed to cause the execution of a written consent approving the Company's Plan of Complete Liquidation and Dissolution. The remaining Series B Preferred Stock and all of the Series A Preferred Stock will not be converted to common stock and will retain their liquidation preference, pursuant to which Purchaser, Parent and their affiliates have the right to receive substantially all of the Company's assets, other than the distribution of $0.05 per share of Company common stock and other than a contingency reserve to satisfy current and anticipated liabilities. The Process Agreement also provides that immediately after the approval of the Board of Directors of the Company of the Plan of Complete Liquidation and Dissolution and certain other matters, Victor W. Schmitt will be appointed to the Board of Directors of the Company.

Except as set forth above, to the best knowledge of Purchaser and Parent, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

                                Page 7 of 9 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 7.1* Acquisition Agreement dated February 18, 1999, by and among the Company, Purchaser and Sub (incorporated by reference to Annex A of the Proxy Statement contained in the Schedule 14-A filed by the Company) (Commission File No. 000-19153) on April 13, 1999.

EXHIBIT 7.2* Common Stock Purchase Warrant for 5,200,000 shares of Common Stock of Nexell Therapeutics Inc.

EXHIBIT 7.3       Omitted

EXHIBIT 7.4       Omitted

EXHIBIT 7.5* Registration Rights Agreement, dated December 17, 1997, by and between Purchaser and the Company

EXHIBIT 7.6* Voting Agreement, dated December 17, 1997, by and between Purchaser, Lindsay A. Rosenwald, M.D., Paramount Capital Asset Management Inc., Donald Drapkin, Richard L. Dunning, Laurence
                  D. Fink and Eric A. Rose

EXHIBIT 7.7* Put Agreement, dated November 24, 1999, by and between Purchaser and the Company

EXHIBIT 7.8*      Form of Put Certificate held by the Investors

EXHIBIT 7.9* Side Letter dated November 24, 1999, by and between the Purchaser and the Company

EXHIBIT 7.10 Process Agreement dated October 16, 2002, by and among the Company, Purchaser and Parent

------------------------------
*    Previously Filed

                                Page 8 of 9 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2002

                                               BAXTER HEALTHCARE CORPORATION


                                               By:    /s/ Jan Stern Reed
                                                      --------------------------
                                                      Jan Stern Reed
                                                      Secretary

                                               BAXTER INTERNATIONAL INC.


                                               By:    /s/ Jan Stern Reed
                                                      --------------------------
                                                      Jan Stern Reed
                                                      Corporate Secretary

                                Page 9 of 9 Pages